1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 28, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a December 14, 2009 telephone conversation with my colleague Matthew V. Curtin, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 168 (“PEA 168”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 213 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of the Registrant, as filed on October 30, 2009, to register Class P shares of the PIMCO Total Return Fund II, an existing series of the Registrant. Although PEA 168 was filed for this limited purpose, the Staff’s comments address various aspects of the prospectus filed as part of PEA 168 relating to each fund included therein (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Fund Summary—PIMCO CommodityRealReturn Strategy Fund®

Comment 1: Ticker Symbols. Delete the ticker symbols at the beginning of the Fund Summary as this disclosure is additional information not required by Item 2 of Form N-1A. See General Instruction C(3)(b) to Form N-1A. See also Item 1(a)(2) of Form N-1A.

Response: Previously, the Staff has given this comment to the Registrant’s Post Effective Amendment No. 154, as filed on May 29, 2009. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comment.1

[1]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 154, at 1 (July 28, 2009) (“PEA 154 Response”).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson December 28, 2009 Page 2

General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” Each Fund’s Risk/Return Summary serves as the basis for a separate summary prospectus. The Registrant notes that the SEC stated “the information contained in the Summary Prospectus must be the same as the information contained in the summary section of the fund’s statutory prospectus, except as expressly permitted by rule 498.”2 As Rule 498(b)(1) permits a fund to omit the front cover page from the summary prospectus, the Registrant intends to include the ticker symbols otherwise required to appear on the front cover page of the statutory prospectus at the beginning of the summary prospectus. Thus, the Registrant will also include ticker symbols at the beginning of each Risk/Return Summary in the statutory prospectus so that the summary prospectus and Risk/Return Summary are materially the same. The Registrant believes this placement of the ticker symbols promotes “effective communication” within the meaning of the General Instruction while ensuring that both the summary prospectus and corresponding Risk/Return Summary in the statutory prospectus remain materially identical in accord with the SEC adopting release for summary prospectuses. Specifically, it is the Registrant’s experience that appropriately placed disclosure of ticker symbols where they are most likely to be read by investors (i.e., at the beginning of the Fund Summary section) facilitates clear and accurate communications when investors place orders for fund shares and helps avoid potentially costly administrative errors in the order-taking process.

Comment 2: Fees and Expenses of the Fund. Rename the “Expense Reduction” caption in the Annual Fund Operating Expenses table as “Fee Waiver.” See Instruction 3(e) to Item 3 of Form N-1A.

Response: Comment accepted.

Comment 3: Fees and Expenses of the Fund. Rename the “Net Annual Fund Operating Expenses” caption in the Annual Fund Operating Expenses table as “Total Annual Fund Operating Expenses After Fee Waiver.” See Instruction 3(e) to Item 3 of Form N-1A.

Response: Comment accepted.

2.

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 71 (Jan. 13, 2009) (the “Summary Prospectus Adopting Release”).

Brion R. Thompson December 28, 2009 Page 3

Comment 4: Fees and Expenses of the Fund. Footnotes 1 (interest expense), 2 (Total Annual Fund Operating Expenses excluding interest expense) and 5 (Net Annual Fund Operating Expenses excluding interest expense) are additional information not required by Item 3 of Form N-1A. See General Instruction C(3)(b) to Form N-1A.

Response: Previously, the Staff has given this comment to the Registrant’s summary prospectuses, previously filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009. The Registrant’s response, set forth below, is substantively similar to its responses provided to the previous comments.3

Footnotes 1, 2 and 5 relate to the Fund’s interest expense. To the extent a Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,4 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in each Fund’s statutory prospectus and disclosed in the combined “Management Fees” line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

[3]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1.

[4]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Brion R. Thompson December 28, 2009 Page 4

There are, however, certain expenses the Funds do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Fund’s interest expense. As interest expense may vary, causing a Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).5 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added). 6 The Registrant agrees. The primary goal of a statutory prospectus summary section (or corresponding summary prospectus) should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing a Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for a Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on a Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Funds, investors in the Funds have reasonably come to expect that the total expense ratio of a Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume

[5]	Summary Prospectus Adopting Release, at 31.

[6]	Id. at 16-17.

Brion R. Thompson December 28, 2009 Page 5

that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Funds’ unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may be a material omission as investors may not otherwise understand why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus (or corresponding summary prospectus) in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 5: Fees and Expenses of the Fund. Please clarify whether the duration of the fee waiver agreement discussed in footnote 4 is greater than one year. If not, please revise to remove the footnote. If the duration is greater than one year, please revise the footnote to state the duration.

Response: The Fee Waiver Agreement between PIMCO and the Fund discussed in footnote 4 is irrevocable as long as the Investment Management Agreement between PIMCO and the Subsidiary is in place. The Investment Management Agreement between PIMCO and the Subsidiary is in effect indefinitely until terminated by either party on sixty days’ prior written notice.7 In the event that either PIMCO or the Subsidiary terminates the Investment Management

[7]	Additionally, the Agreement is automatically terminated in the event of (i) assignment by PIMCO or (ii) the termination of the Investment Advisory Contract between PIMCO and the Fund.

Brion R. Thompson December 28, 2009 Page 6

Agreement underlying the Fee Waiver Agreement, the Registrant will promptly amend its disclosure via a Rule 497 filing. Accordingly, the Registrant believes that the current footnote disclosure of the Fee Waiver Agreement is sufficient.

Comment 6: Principal Investments and Strategies. Please address whether the CommodityRealReturn Strategy Fund is subject to Rule 35d-1.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 66, as filed on April 12, 2002, and Post-Effective Amendment No. 154, as filed on May 29, 2009.8 The Registrant reasserts its position, as advanced in detail in the Registrant’s response to the Staff’s previous comment to Post-Effective Amendment No. 66, that the CommodityRealReturn Strategy Fund® is not subject to Rule 35d-1 because the Fund’s name connotes a proprietary investment strategy.

Comment 7: Principal Risks. Currently, the description of interest rate risk states that interest rate risk is “the risk that fixed income securities will decline in value because of changes in interest rates” (emphasis added). Please revise to state that interest rate risk is “the risk that fixed income securities will decline in value because of an increase in interest rates” (emphasis added).

Response: Comment accepted.

Comment 8: Performance Information. Please delete the following disclosure in the first paragraph of this section as it is additional information not required by Item 4 of Form N-1A: “The Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the periods presented. . . Class P, Administrative Class and Class D performance would be lower than Institutional Class performance because of the lower expenses paid by Institutional Class shares. For periods prior to the inception date of Class P shares (April 30, 2008), performance information shown in the table for Class P shares is based on the performance of the Fund’s Institutional Class shares, adjusted to reflect the actual distribution and/or service (12b-1) fees and other expenses paid by the Class P shares.”

[8]

See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 66, at 2 (June 19, 2002); see also PEA 154 Response, at 16. See also Memorandum from Brendan C. Fox to Barry D. Miller (June 27, 2002) (explaining how the Fund proposed to calculate compliance with the 80% asset test under the rule, if the rule applied to the Fund).

Brion R. Thompson December 28, 2009 Page 7

Response: Previously, the Staff has given a similar comment to the Registrant’s Post Effective Amendment No. 154, as filed on May 29, 2009. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comment.9

General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As Item 4 of Form N-1A requires that the Registrant present only one class’ performance in the Risk/Return Bar Chart in a multiple class prospectus, the Registrant believes it is “effective communication” within the meaning of the General Instruction to clearly communicate that performance will vary across classes (i) due to the differing fees and expenses of the classes and (ii) due to the imposition of past class-specific fee waivers and/or expense limitations in effect during the historical periods presented. The Registrant believes the failure to do so may be a material omission as investors may assume that the performance for the share class presented in the Risk/Return Bar Chart is the same performance for the other share classes. Moreover, as the Registrant presents each class’ performance separately in the Risk/Return Table for each Fund, and certain classes that have more recently commenced operations present an older class’ performance adjusted for the actual expenses of the class shown, the Registrant believes this disclosure is “effective communication” within the meaning of the General Instruction since it explains the bar chart and average annual total returns table and the failure to do so may be a material omission that may make the disclosure otherwise misleading.

Comment 9: Average Annual Returns. Footnotes 2 (information about benchmark index) and 4 (initial date of index comparison) are additional information not required by Item 4 of Form N-1A.

Response: Comment accepted. The disclosure will be moved to the narrative introduction to the “Performance Information” section.

[9]	See PEA 154 Response, at 10.

Brion R. Thompson December 28, 2009 Page 8

Comment 10: Average Annual Returns. The information presented in footnote 1 should be provided adjacent to the table instead of as a footnote to the table.

Response: The Registrant notes that Item 4(b)(2)(iv) to Form N-1A requires that this type of disclosure be presented “adjacent” to the performance table. The Registrant believes including the disclosure as the first footnote to the performance table is consistent with the Item 4(b)(2)(iv) requirement that such disclosure be “adjacent” to the table.

Comment 11: Average Annual Returns. Footnote 3 should be moved to the narrative introduction to the “Performance Information” section. See Instruction 2(b) to Item 4 of Form N-1A.

Response: Comment accepted.

Comment 12: Investment Adviser/Portfolio Manager. The disclosure about the portfolio manager’s responsibilities at PIMCO and experience is additional information not required by Item 5(b) of Form N-1A.

Response: Comment accepted.

Other Fund Summaries

Comment 13: To the extent a comment applies to any of the other Fund Summaries, incorporate corresponding disclosure edits into each other Fund Summary as applicable.

Response: Comment acknowledged.

Brion R. Thompson December 28, 2009 Page 9

Remaining Prospectus Disclosure

Comment 14: Please identify or provide the disclosure required by Items 9(a), 9(b) and 9(d) of Form N-1A.

Response: With regard to Item 9(a) disclosure, the Registrant currently states each Fund’s investment objective at the beginning of each “Fund Summary” section of the prospectus under the heading “Investment Objective.” If a Fund’s investment objective could be changed without shareholder approval, disclosure would be included in the “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” section of the prospectus. No Fund included in this prospectus may currently change its investment objective without shareholder approval.

With regard to Item 9(b)(1) disclosure, the Registrant currently describes each Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in each “Fund Summary” section of the prospectus under the heading “Principal Investment Strategies.” With regard to Instruction 6 to Item 9(b)(1), the Registrant includes disclosure regarding temporary defensive positions under the “Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Strategies” section of the prospectus. With regard to Instruction 7 to Item 9(b)(1), the Registrant includes disclosure regarding portfolio turnover under the “Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover” section of the prospectus. With regard to Item 9(b)(2) disclosure, the Registrant explains in general terms how the Funds’ adviser decides which securities to buy and sell in each Fund’s “Fund Summary—Principal Investment Strategies” section and includes additional disclosure under the “Characteristics and Risks of Securities and Investment Techniques” section, in particular the “Securities Selection” subsection.

With regard to Item 9(d) disclosure, comment accepted. The Registrant will add additional disclosure as follows:

Please see “Disclosure of Portfolio Holdings” in the Statement of Additional Information for information about the availability of the complete schedule of each Fund’s holdings.

Comment 15: Provide a description of each portfolio manager’s business experience for the past five years in the “Management of the Funds—Individual Portfolio Managers” section of the prospectus. See Item 10(a)(2) of Form N-1A.

Response: Comment accepted.

Brion R. Thompson December 28, 2009 Page 10

*                        *                         *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 168 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 28, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 213 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 30, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng